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May 16, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby

Re:	Model Performance Mini Corp.
Amendment No. 2 to Draft Registration Statement on Form F-4
Submitted February 14, 2022
CIK: 0001874074

Dear Mr. Derby:

On behalf of our client, Model Performance Mini Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-4 submitted on February 14, 2022 (the “Draft Registration Statement”) contained in the Staff’s letter dated April 7, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Draft Registration Statement on Form F-4

MMV's VIEs and China Operations, page 14

1.             We note your response to prior comment 3. Please revise the diagram to clearly indicate which entities or beneficial owners are a party to the Acting-in-Concert Agreement and include the aggregate voting control of those parties. Also, please file the Acting-in-Concert Agreement between Mr. Yiran Xu and Mr. Yanzhi Wang and their affiliates.

Response: We acknowledged the Staff’s comment and have revised the diagram on Page 30 accordingly. We have also filed the Acting-in-Concert Agreement between Mr. Yiran Xu and Mr. Yanzhi Wang and their affiliates as Exhibit 10.13 to the Draft Registration Statement.

Consolidated Financial Statements of MultiMetaVerse Inc.

Notes To Consolidated Financial Statements

Organization and Principle Activities, page F-59

2.             Please tell us and disclose how you have a right to return from the VIE that could potentially be significant to the VIE under the VIE Agreements. In addition, please tell us how the VIE Agreements are reflected in your consolidating financial statements.

Response: MultiMetaVerse Inc. (“MMV”) owns 100 percent of the issued share capital of MultiMetaVerse HK Limited (the “HKCo”), which in turn owns all of the equity interests of Shanghai Mi Ting Cuture and Creativity Co., Ltd. (the “WFOE”). In May 2021, the WFOE entered into a series of contractual arrangements (“VIE Agreements”) with Shanghai Jupiter Creative Design Co., Ltd. (“Shanghai Jupiter”, together with its subsidiaries, the “VIEs”) and its shareholders, which includes but not limited to the Technical Consultation and Service Agreement (the “Service Agreement”). Under the Service Agreement, the WFOE has agreed to provide the following services (“Services”) to Shanghai Jupiter: (1) the provision of technical support and marketing services, including, but not limited to consultancy, animation design and production, and cultural exchange activities; (2) the provision of services related to the transfer, leasing and disposal of equipment or assets; (3) the development, maintenance and updates of computer system, hardware and database; (4) the licensing of intellectual property legally owned by the WFOE; and (5) the development of application software and related updates and operational support. Under the Service Agreement, Shanghai Jupiter has agreed to pay fees up to its and its subsidiaries’ after-tax profit to the WFOE as consideration for the Services. The VIE Agreements enable MMV, through the HKCo and WFOE, to receive the benefits of the VIEs that could be significant to the VIEs.

MMV has consolidated the VIEs’ assets, liabilities, results of operations, and cash flows in the consolidated financial statements. With reference to the analysis above, MMV has revised the disclosure of VIE Agreements to the notes of consolidating financial statements on Page F-25 of the Amendment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Serena Shie